FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 14, 2008

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   October 14, 2008

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

FOR IMMEDIATE RELEASE

Norsat Expands High Stability LNB Product Line

(Vancouver, Canada) October 14th, 2008 – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB), a leading provider of intelligent satellite solutions, today announced that it has expanded its line of high stability Ku-Band low noise block down-converters (LNBs) with the addition of a HS 1000 Ku-Band PLL LNB and a 1000 HX, a highly compact external reference LNB.

”This further extension of our LNB product line follows on the heels of the launch of our series of high stability LNBs,” said Dr. Amiee Chan, president and CEO, Norsat International Inc. “Our high stability LNB products are gaining traction in the market place as the use of complex modulation schemes becomes increasingly prevalent and the need to detect narrow carriers becomes more pronounced.”

The HS 1000 series sets a new standard for phase locked loop LNBs in terms of the local oscillator stability. The internal crystal oscillator in the HS 1000 has a stability level of better than 4 kHz. The legacy 1000 H series have stability levels which range from 5 KHz to 25 KHz, depending on the model.

The advanced 1000 HX series is the smallest external reference unit on the market. The dimensions of the 1000 HX series are 35 mm x 66 mm x 40mm.

Other key features of the new LNBs include:

-

Typical low noise figures of 0.8 to 0.9 dB (1000X); and of 0.7 dB to 0.9 dB (HS 1000)

-

Conversion gain of 62 dB (1000X); and 60 dB (HS 1000)

-

 Extended temperature range of -40°C to 60°C

The units will be on display at booth 617 at SATCON 2008 which is being held at the Jacob K. Javits Convention Center, in New York City, on October 15th and 16th, 2008. To book an appointment at the event, please contact Teri Vincent or Laura Garcia at 1-800 644 4562.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. The company’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Monte Carlo, Monaco; Rome, Italy; and Daejeon, South Korea. Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Kristen Dickson

President and CEO

The Equicom Group

Tel: +1 (604) 821-2808

 Investor Relations

Email: achan@norsat.com

Tel: 416-815-0700 x 273

Email: kdickson@equicomgroup.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the three months ended June 30th, 2008, and the Management Discussion and Analysis for the three months ended June 30th, 2008. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

# # #